Exhibit 99.4

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2019 and 2018
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at June 30,	As at March 31,
	Notes	2019	2019
ASSETS
Current Assets
Cash and cash equivalents	19	$49,323	$67,441
Short-term investments		71,712	47,836
Trade and other receivables		3,345	467
Current portion of lease receivable	8	120	-
Inventories		10,409	10,836
Due from related parties	12	3,022	3,022
Income tax receivable		5,222	1,301
Prepaids and deposits		2,755	3,958
		145,908	134,861

Non-current Assets
Long-term prepaids and deposits		567	769
Long-term portion lease receivable	8	310	-
Reclamation deposits		7,781	7,953
Investment in an associate	3	42,706	38,703
Other investments	4	10,720	9,253
Plant and equipment	5	69,323	68,617
Mineral rights and properties	6	228,386	238,920
TOTAL ASSETS		$505,701	$499,076

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$27,293	$29,856
Current portion of lease obligation	8	603	-
Bank loan	7	-	4,475
Deposits received		2,889	3,040
Income tax payable		4,343	502
		35,128	37,873

Non-current Liabilities
Long-term portion of lease obligation	8	2,048	-
Deferred income tax liabilities		31,336	34,334
Environmental rehabilitation		13,189	13,688
Total Liabilities		81,701	85,895

Equity
Share capital		231,563	231,269
Share option reserve		16,149	15,898
Reserves		25,409	25,409
Accumulated other comprehensive loss	10	(44,542)	(41,864)
Retained earnings		126,393	116,734
Total equity attributable to the equity holders of the Company		354,972	347,446

Non-controlling interests	11	69,028	65,735
Total Equity		424,000	413,181

TOTAL LIABILITIES AND EQUITY		$505,701	$499,076

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended June 30,
	Notes	2019	2018

Sales	18 (c)	$45,576	$45,125
Cost of sales
Production costs		18,000	14,277
Mineral resource taxes		1,251	1,249
Depreciation and amortization		5,869	4,748
		25,120	20,274
Gross profit		20,456	24,851

General and administrative	13	4,548	4,472
Government fees and other taxes	14	594	802
Foreign exchange loss (gain)		854	(788)
Loss on disposal of plant and equipment	5	142	10
Gain on disposal of mineral rights and properties	6	(1,477)	-
Share of loss in associate	3	281	279
Dilution gain on investment in associate	3	(723)	-
Reclassification of other comprehensive income upon ownership dilution of investment in associate	3	(21)	-
Other expense		199	63
Income from operations		16,059	20,013

Finance income	15	929	796
Finance costs	15	(175)	(134)
Income before income taxes		16,813	20,675

Income tax (recovery) expense	16	(488)	6,498
Net income		$17,301	$14,177

Attributable to:
Equity holders of the Company		$12,607	$10,921
Non-controlling interests	11	4,694	3,256
		$17,301	$14,177

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.07	$0.07
Diluted earnings per share		$0.07	$0.06
Weighted Average Number of Shares Outstanding - Basic		169,991,268	167,263,945
Weighted Average Number of Shares Outstanding - Diluted		170,753,967	170,230,705

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2019	2018

Net income		$17,301	$14,177
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(5,113)	(17,114)
Share of other comprehensive (loss) income in associate	3	(357)	259
Reclassification to net income upon ownership dilution of investment in associate		(21)	-
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	4	1,245	92
Other comprehensive loss, net of taxes		$(4,246)	$(16,763)
Attributable to:
Equity holders of the Company		$(2,845)	$(13,625)
Non-controlling interests	11	(1,401)	(3,138)
		$(4,246)	$(16,763)
Total comprehensive income		$13,055	$(2,586)

Attributable to:
Equity holders of the Company		$9,762	$(2,704)
Non-controlling interests		3,293	118
		$13,055	$(2,586)

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2019	2018
Cash provided by
Operating activities
Net income		$17,301	$14,177
Add (deduct) items not affecting cash:
Finance costs	15	175	134
Depreciation, amortization and depletion		6,220	5,053
Share of loss in associate	3	281	279
Dilution gain on investment in associate	3	(723)	-
Reclassification of other comprehensive loss upon ownership
dilution of investment in associate	3	(21)	-
Income tax expense	16	(488)	6,498
Finance income	15	(929)	(796)
Loss on disposal of plant and equipment	5	142	10
Gain on disposal of mineral rights and properties	6	(1,477)	-
Share-based compensation		325	456
Reclamation expenditures and deposits		(17)	(4)
Income taxes paid		(1,919)	(3,088)
Interest received		929	796
Interest paid		(73)	-
Changes in non-cash operating working capital	19	155	(2,367)
Net cash provided by operating activities		19,881	21,148

Investing activities
Mineral rights and properties
Capital expenditures		(6,770)	(5,729)
Proceeds on disposals	6	4,691	-
Plant and equipment
Additions		(2,171)	(1,221)
Proceeds on disposals	5	1	27
Investment in associate	3	(3,023)	-
Net redemption (purchases) of short-term investments		(24,075)	13,262
Principal received on lease receivable	8	27	-
Net cash (used in) provided by investing activities		(31,320)	6,339

Financing activities
Bank loan
Proceeds	7	-	4,527
Repayment	7	(4,369)	-
Principal payments on lease obligation	8	(101)	-
Non-controlling interests
Distribution	11	-	(3,329)
Cash dividends distributed	9 (c)	(2,125)	(2,095)
Proceeds from issuance of common shares		220	502
Net cash used in financing activities		(6,375)	(395)
Effect of exchange rate changes on cash and cash equivalents		(304)	(3,422)

(Decrease) increase in cash and cash equivalents		(18,118)	23,670
Cash and cash equivalents, beginning of the period		67,441	49,199
Cash and cash equivalents, end of the period		$49,323	$72,869

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
				Share		Accumulated other		Total equity attributable	Non-
		Number of		option		comprehensive	Retained	to the equity holders of	controlling
	Notes	shares	Amount	reserve	Reserves	loss	earnings	the Company	interests	Total equity
Balance, April 1, 2018		167,029,556	$228,729	$14,690	$25,409	$(25,875)	$86,283	$329,236	$68,943	$398,179
Options exercised		651,457	687	(185)	-	-	-	502	-	502
Share-based compensation		-	-	456	-	-	-	456	-	456
Dividends declared		-	-	-	-	-	(2,095)	(2,095)	-	(2,095)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(3,329)	(3,329)
Disposition of non-controlling interests upon wound-up of a subsidiary		-	-	-	-	-	-	-	(1,002)	(1,002)
Comprehensive (loss) income		-	-	-	-	(13,625)	10,921	(2,704)	118	(2,586)
Balance, June 30, 2018		167,681,013	$229,416	$14,961	$25,409	$(39,500)	$95,109	$325,395	$64,730	$390,125
Options exercised		2,161,039	1,853	(503)	-	-	-	1,350	-	1,350
Share-based compensation		-	-	1,440	-	-	-	1,440	-	1,440
Dividends declared		-	-	-	-	-	(2,113)	(2,113)	-	(2,113)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(9,930)	(9,930)
Acquisition of non-controlling interest		-	-	-	-	-	(5,065)	(5,065)	1,794	(3,271)
Comprehensive income		-	-	-	-	(2,364)	28,803	26,439	9,141	35,580
Balance, March 31, 2019		169,842,052	$231,269	$15,898	$25,409	$(41,864)	$116,734	$347,446	$65,735	$413,181
Adjustment upon adoption of IFRS 16	2 (a)	-	-	-	-	167	(823)	(656)	-	(656)
Options exercised		168,100	294	(74)	-	-	-	220	-	220
Share-based compensation		-	-	325	-	-	-	325	-	325
Dividends declared	9 (c)	-	-	-	-	-	(2,125)	(2,125)	-	(2,125)
Comprehensive (loss) income		-	-	-	-	(2,845)	12,607	9,762	3,293	13,055
Balance, June 30, 2019		170,010,152	$231,563	$16,149	$25,409	$(44,542)	$126,393	$354,972	$69,028	$424,000

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are located in China.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

Operating results for the three months ended June 30, 2019, are not necessarily indicative of the results that may be expected for the year ending March 31, 2020.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2019. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2019 except for the following:

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and replaced IAS 17 - Leases (“IAS 17”) and

Determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for such contracts, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting, apart from a specific exception in respect of sublease, remains similar to current accounting practice. The standard was effective for annual periods beginning on or after January 1, 2019.

The Company applied IFRS 16 on April 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight basis for short term leases (lease term of 12 months or less) and low value assets. The Company has also elected to apply the practical expedient whereby leases whose

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

term ends within 12 months of the date of initial application would be accounted for in the same way as short-term lease.

Policy applicable from April 1, 2019

Lease Definition
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. A lessee has the right to control an identified asset if it obtains substantially all of its economic benefits and either predetermines, or directs how and for what purposes the asset is used.

Measurement of Right of Use (“ROU”) Assets and Lease Obligations
At the commencement of a lease, the Company, if acting in capacity as a lessee, recognizes an ROU asset and a lease obligation. The ROU asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s plant and equipment. The ROU asset is periodically adjusted for certain remeasurements of the lease obligation, and reduced by impairment losses, if any. If a ROU asset is subsequently leased to a third party (a “sublease”) and the sublease is classified as a finance lease, the carrying value of the ROU asset to the extent of the sublease is derecognized. Any difference between the ROU asset and the lease receivable arising from the sublease is recognized in profit or loss.

The lease obligation is initially measured at the present value of the lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasure when there is change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset.

Measurement of Lease Receivable
At the commencement of a lease, the Company, if acting in capacity as a lessor, will classify the lease as finance lease and recognize a lease receivable at an amount equal to the net investment in the lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset or if the lease is a sublease, by reference to the ROU asset arising from the original lease (the “head lease”). A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to 7

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

ownership of an underlying asset or the lease is a short-term lease. Cash received from an operating lease is included in other income in the Company’s consolidated statement of income on a straight-line basis over the period the lease.

The lease receivable is initially measure at the present value of the lease payments remaining at the lease commencement date, discounting the interest rate implicated in the lease or the Company’s incremental borrowing rate if the lease is a sublease. The lease receivable is subsequently measured at amortized cost using the effective interest rate method, and reduced by the amount received and impairment losses, if any.

Recognition Exemptions
The Company has elected not to recognize the ROU asset and lease obligations for short-term leases that have a lease term of 12 months or less or for lease of low-value assets. Payments associated with these leases are recognized as general and administrative expense on a straight-line basis over the lease term on the consolidated statement of income.

Adjustments upon Adoption
Upon adoption of IFRS 16 on April 1, 2019, the Company recognized lease receivable, ROU asset, and lease obligation of $447, $360, and $1,463, respectively, related to the Company’s office lease agreement and sublease agreements. The Company also recognized cumulative adjustments to retained earnings and accumulated other comprehensive income of $(823) and $167, respectively.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on August 7, 2019.

(b)Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	June 30,	March 31,
Name of subsidiaries	Principal activity	incorporation	2019	2019	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	0.0%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	99%	99%	GC
(i) British Virgin Islands ("BVI")

SX Gold was disposed in April 2019 and all assets and liabilities were derecognized upon disposal.

3.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

On May 22, 2019, the Company exercised its warrants to acquire 1,500,000 common shares of NUAG for a total cost of $2,349. Pan American Silver Corp also exercised its warrants to acquire 8,000,000 common shares of NUAG on the same day. As a result of the exercise of these warrants, the Company’s ownership in NUAG was diluted from 29.8% to 28.9% and a dilution gain of $723 was recorded along with the reclassification of gain of $21 from other comprehensive income to net income.

The Company also acquired additional 402,600 common shares of NUAG from the public market for a total cost of $674 during the three months ended June 30, 2019.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at June 30, 2019, the Company owned 41,248,900 common shares of NUAG (March 31, 2019 –39,346,300), representing an ownership interest of 29.0% (March 31, 2019 – 29.6%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2018	39,280,900	$38,001	$50,266
Purchase from open market	65,400	107
Share of net loss		(330)
Share of other comprehensive income		398
Impairment recovery		1,899
Foreign exchange impact		(1,372)
Balance March 31, 2019	39,346,300	$38,703	$69,783
Purchase from open market	402,600	674
Exercise of warrants	1,500,000	2,349
Share of net loss		(281)
Share of other comprehensive loss		(357)
Dilution gain		723
Foreign exchange impact		895
Balance June 30, 2019	41,248,900	$42,706	$75,646

4.	OTHER INVESTMENTS

	June 30, 2019	March 31, 2019
Equity investments designated as FVTOCI
Publicly-traded companies	$10,720	$9,253

Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The continuity of such investments is as follow:

		Accumulated fair value change
	Fair value	included in OCI
April 1, 2018	$6,132	$(5,855)
Change in fair value on equity investments designated as FVTOCI	2,380	2,380
Acquisition of equity investments	1,018	-
Impact of foreign currency translation	(277)	-
March 31, 2019	$9,253	$(3,475)
Change in fair value on equity investments designated as FVTOCI	1,245	1,245
Impact of foreign currency translation	222	-
June 30, 2019	$10,720	$(2,230)

5.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2018	$105,165	$7,755	$29,413	$6,730	$3,602	$152,665
Additions	1,586	553	2,266	792	2,750	7,947
Disposals	(316)	(126)	(505)	(376)	-	(1,323)
Reclassification of asset groups(1)	189	-	145	-	(334)	-
Impact of foreign currency translation	(6,596)	(447)	(1,867)	(424)	(228)	(9,562)
Balance as at March 31, 2019	$100,028	$7,735	$29,452	$6,722	$5,790	$149,727
Adjustment upon adoption of IFRS 16	360	-	-	-	-	360
Additions	1,569	549	50	148	1,384	3,700
Disposals	(6,677)	(312)	(3,198)	(230)	(54)	(10,471)
Reclassification of asset groups(1)	531	-	-	-	(531)	-
Impact of foreign currency translation	(2,398)	(127)	(648)	(151)	(135)	(3,459)
Ending balance as at June 30, 2019	$93,413	$7,845	$25,656	$6,489	$6,454	$139,857

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2018	$(50,016)	$(5,312)	$(20,723)	$(5,345)	$(58)	$(81,454)
Disposals	128	108	317	338	-	891
Depreciation and amortization	(3,172)	(500)	(1,615)	(347)	-	(5,634)
Impact of foreign currency translation	3,131	295	1,320	337	4	5,087
Balance as at March 31, 2019	$(49,929)	$(5,409)	$(20,701)	$(5,017)	$(54)	$(81,110)
Disposals	6,794	228	3,041	211	54	10,328
Depreciation and amortization	(837)	(118)	(409)	(97)	-	(1,461)
Impact of foreign currency translation	1,064	79	454	112	-	1,709
Ending balance as at June 30, 2019	$(42,908)	$(5,220)	$(17,615)	$(4,791)	$-	$(70,534)

Carrying amounts
Balance as at March 31, 2018	$50,099	$2,326	$8,751	$1,705	$5,736	$68,617
Ending balance as at June 30, 2019	$50,505	$2,625	$8,041	$1,698	$6,454	$69,323
(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Carrying amounts as at June 30, 2019	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$33,578	$2,052	$12,365	$2,510	$50,505
Office equipment	2,135	32	233	225	2,625
Machinery	5,869	236	1,936	-	8,041
Motor vehicles	1,486	25	187	-	1,698
Construction in progress	4,328	1,801	325	-	6,454
Total	$47,396	$4,146	$15,046	$2,735	$69,323

Carrying amounts as at March 31, 2019	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$34,160	$2,158	$12,860	$921	$50,099
Office equipment	1,800	35	214	277	2,326
Machinery	6,294	257	2,071	129	8,751
Motor vehicles	1,521	27	140	17	1,705
Construction in progress	3,825	1,842	69	-	5,736
Total	$47,600	$4,319	$15,354	$1,344	$68,617

Upon adoption of IFRS 16 on April 1, 2019, the Company recognized an ROU asset of $360 under land use rights and building related to a few office lease and sublease agreements. During the three months ended June 30, 2019, an additional ROU asset of $1,233 was recognized related to a new office lease.

During the three months ended June 30, 2019, certain plant and equipment were disposed for proceeds of $1 (three months ended June 30, 2018 - $27) and loss of $142 (three months ended June 30, 2018 – loss of $10).

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2018	$277,734	$65,054	$113,244	$22,024	$180	$478,236
Capitalized expenditures	23,238	189	1,014	261	-	24,702
Mine right fee	3,839	-	-	-	-	3,839
Environmental rehabiliation	1,091	35	(12)	8	-	1,122
Foreign currecy translation impact	(17,449)	(973)	(7,085)	(1,384)	(6)	(26,897)
Balance as at March 31, 2019	$288,453	$64,305	$107,161	$20,909	$174	$481,002
Capitalized expenditures	7,096	6	313	-	-	7,415
Disposition	-	-	-	(20,541)	-	(20,541)
Foreign currecy translation impact	(6,490)	(327)	(2,347)	(368)	4	(9,528)
Ending balance as at June 30, 2019	$289,059	$63,984	$105,127	$-	$178	$458,348

Impairment and accumulated depletion
Balance as at April 1, 2018	$(83,099)	$(57,584)	$(83,495)	$(21,798)	$(180)	$(246,156)
Impairment reversal	-	-	-	7,279	-	7,279
Depletion	(13,312)	-	(2,209)	-	-	(15,521)
Foreign currecy translation impact	5,232	501	5,213	1,364	6	12,316
Balance as at March 31, 2019	$(91,179)	$(57,083)	$(80,491)	$(13,155)	$(174)	$(242,082)
Depletion	(4,431)	-	(599)	-	-	(5,030)
Disposition	-	-	-	12,944	-	12,944
Foreign currecy translation impact	2,073	168	1,758	211	(4)	4,206
Ending balance as at June 30, 2019	$(93,537)	$(56,915)	$(79,332)	$-	$(178)	$(229,962)

Carrying amounts
Balance as at March 31, 2019	$197,274	$7,222	$26,670	$7,754	$-	$238,920
Ending balance as at June 30, 2019	$195,522	$7,069	$25,795	$-	$-	$228,386

During the three months ended June 30, 2019, the Company’s subsidiary, Henan Found, entered into a purchase agreement (the “Agreement”) with an arm’s length private Chinese company to dispose the XHP project. Pursuant to the Agreement, Henan Found sold its 100% equity interest in SX Gold, the holding

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

company of the XHP project, for $7.3 million (RMB¥50 million), and forgave the amount of $1.1 million (RMB¥7.5 million) SX Gold owing to Henan Found.

As of June 30, 2019, the Company had completed the transaction and had received partial payment of $4,691 (RMB¥32 million). The remaining consideration of $2,639 (RMB¥18 million) was included in trade and other receivables as at June 30, 2019. Subsequent to the period end, the Company received additional payments of $1,319 (RMB¥9 million). The assets and liabilities disposed of are as follows:

XHP
Total consideration per share transfer agreement (RMB ¥50)	$7,330
Less: amounts owed to Henan Found	(1,112)
Net consideration	$6,218

Prepaids and deposits	124
Inventories	198
Plant and equipment	247
Mineral rights and properties	7,597
Accounts payable and accrued liabilities	(2,211)
Deposits received	(925)
Environmental rehabilitation	(289)
Total assets and liabilities disposed of	$4,741
Gain on disposal of mineral rights and properties	$1,477

A gain of $1,477 was recognized in gain on disposal of mineral rights and properties when the transaction was completed during the three months ended June 30, 2019.

7.	BANK LOAN

Total
Balance, April 1, 2018	$-
Addition	4,527
Interest accrued	152
Interest paid	(144)
Foreign exchange impact	(60)
Balance, March 31, 2019	$4,475
Interest accrued	45
Interest paid	(50)
Principal repayment	(4,369)
Foreign exchange impact	(101)
Balance, June 30, 2019	$-

On June 14, 2018, the Company's 77.5% owned subsidiary Henan Found borrowed a loan of $4,527 (RMB ¥30 million) from Bank of China. The loan bears Chinese prevailing loan prime interest rate and matures on June 14, 2019. As of June 30, 2019, the Chinese prevailing loan prime interest rate was 4.35%. For the three months ended June 30, 2019, interests of $45 (three months ended June 30, 2018 - $10) were accrued and expensed through finance costs. As of June 30, 2019, the principal and interest of the loan were fully paid.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

8.	LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Adjustment upon adoption of IFRS 16, April 1, 2019	$447	$1,463
Addition	-	1,233
Interest accrual	5	23
Interest received or paid	(5)	(23)
Principal repayment	(27)	(101)
Foreign exchange impact	10	56
Balance, June 30, 2019	$430	$2,651
Less: current portion	(120)	(603)
Non-current portion	$310	$2,048

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease receivable and lease obligation:

	Lease Receivable	Lease Obligation
Within 1 year	$131	$665
Between 2 to 5 years	339	2,078
Over 5 years	-	228
Total undiscounted amount	470	2,971
Less futrre interest	(40)	(320)
Total discounted amount	$430	$2,651
Less: current portion	(120)	(603)
Non-current portion of lease receivable	$310	$2,048

When measuring the lease receivable and lease obligation, the Company discounted lease payments using incremental borrowing rate at 5% as at April 1, 2019.

9.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at June 30, 2019 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, March 31, 2018	8,146,799	$2.15
Option granted	1,815,000	3.10
Options exercised	(2,812,496)	0.87
Options forfeited	(164,075)	3.34
Options expired	(504,312)	3.27
Balance, March 31, 2019	6,480,916	$2.86
Options exercised	(168,100)	1.75
Options expired	(100,000)	1.75
Balance, June 30, 2019	6,212,816	$2.91

For the three months ended June 30, 2019, a total of $325 (three months ended June 30, 2018 - $456) in share-based compensation expense was recognized and included in the general and administrative expenses on the condensed consolidated interim statements of income.

The following table summarizes information about stock options outstanding at June 30, 2019:

					Weighted
	Number of options	Weighted average	Weighted average	Number of options	average
Exercise price in	outstanding at	remaining contractual	exercise price in	exercisable at June	exercise price
CAD$	June 30, 2019	life (Years)	CAD$	30, 2019	in CAD$
$1.43	1,251,260	0.93	$1.43	1,251,260	1.43
$1.76	141,056	0.29	$1.76	141,056	1.76
$2.60	675,000	2.38	$2.60	168,750	2.60
$3.23	1,022,500	1.70	$3.23	511,250	3.23
$3.36	1,000,000	1.26	$3.36	747,500	3.36
$3.40	1,120,000	2.15	$3.40	280,000	3.40
$3.63	830,000	0.55	$3.63	830,000	3.63
$4.34	143,000	0.22	$4.34	143,000	4.34
$5.58	30,000	0.65	$5.58	30,000	5.58
$1.43 - 5.58	6,212,816	1.40	$2.91	4,102,816	$2.78

Subsequent to June 30, 2019, a total of 2,500 options with a price of CAD$2.60 were exercised.

(c) Cash dividends declared

During the three months ended June 30, 2019, dividends of $2,125 (three months ended June 30, 2018 -$2,095) were declared and paid.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	June 30, 2019	March 31, 2019
Change in fair value on equity investments designated as FVTOCI	$33,885	$35,128
Share of other comprehensive income in associate	(301)	(679)
Currency translation adjustment	10,958	7,415
Balance, end of the period	$44,542	$41,864

The unrealized loss on equity investments designated as FVTOCI, share of other comprehensive income in associate and currency translation adjustment are net of tax of $nil for all periods presented.

11.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	Total
Balance, April 1, 2018	$62,047	$5,909	$3,532	$(2,545)	$68,943
Share of net income (loss)	11,444	892	(365)	352	12,323
Share of other comprehensive (loss) income	(3,664)	(204)	(150)	954	(3,064)
Distributions	(11,565)	(1,694)	-	-	(13,259)
Acquisition of non-controlling interest	-	-	-	1,794	1,794
Disposition	-	-	-	(1,002)	(1,002)
Balance, March 31, 2019	$58,262	$4,903	$3,017	$(447)	$65,735
Share of net income (loss)	4,373	359	(50)	12	4,694
Share of other comprehensive (loss) income	(1,192)	(125)	(78)	(6)	(1,401)
Balance, June 30, 2019	$61,443	$5,137	$2,889	$(441)	$69,028

As at June 30, 2019, non-controlling interests in Henan Found, Henan Huawei, Yunxiang and Guangdong Found were 22.5%, 20%, 30% and 1%, respectively (March 31, 2019 – 22.5%, 20%, 30% and 1%, respectively).

12.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due from related parties	June 30, 2019	March 31, 2019
NUAG (a)	$68	$33
Henan Non-ferrous (b)	2,954	2,989
	$3,022	$3,022

(a)

The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement between the Company and NUAG. During the three months ended June 30, 2019, the Company recovered $68 (three months ended June 30, 2018 - $82) from NUAG for services rendered and expenses incurred on behalf of

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	In March 2019, Henan Found advanced a loan of $2,989 (RMB¥20.0 million) to Henan Non-ferrous. The loan has a term of six months and bears an interest rate of 4.35% per annum.

The balances with related parties are unsecured.

(c)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the three months ended June 30, 2019 and 2018 were as follows:

	Three Month ended June 30,
	2019	2018
Salaries and bonuses	$382	$419

13.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended June 30,
General and administrative	2019	2018
Office and administrative expenses	$1,174	$1,458
Amortization and depreciation	351	305
Salaries and benefits	2,326	2,142
Share-based compensation	325	456
Professional fees	372	111
	$4,548	$4,472

14.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended June 30,
	2019	2018
Government fees	$88	$105
Other taxes	506	697
	$594	$802

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

15.	FINANCE ITEMS

Finance items consist of:

	Three months ended June 30,
Finance income	2019	2018
Interest income	$929	$796

	Three months ended June 30,
Finance costs	2019	2018
Interest on bank loan	$45	$10
Interest on lease obligation	23	-
Unwinding of discount of environmental rehabilitation provision	107	124
	$175	$134

16.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended June 30,
Income tax expense (recoveries)	2019	2018
Current	$1,752	$5,949
Deferred	(2,240)	549
	$(488)	$6,498

The disposal of the XHP project resulted in approximately $29.9 million deductible loss for income tax purpose. The relevant income tax recovery amount of approximately $7.5 million was recognized under current and deferred income tax expenses (recoveries) for the three months ended June 30, 2019.

17.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at June 30, 2019 and March 31, 2019 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$49,323	$-	$-	$49,323
Short-term investments - money market instruments	48,223	-	-	48,223
Investments in publicly traded companies	10,720	-	-	10,720

	Fair value as at March 31, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$67,441	$-	$-	$67,441
Short-term investments - money market instruments	22,850	-	-	22,850
Investments in publicly traded companies	9,253	-	-	9,253

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at June 30, 2019 and March 31, 2019, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three months ended June 30, 2019 and 2018.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		June 30, 2019			March 31, 2019
	Within a year	2-5 years	Over 5 years	Total	Total
Bank loan	$-	$-	$-	$-	$4,475
Accounts payable and accrued liabilities	27,293	-	-	27,293	29,856
Lease obligation	603	1,855	193	2,651
	$27,896	$1,855	$193	$29,944	$34,331

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	June 30, 2019	March 31, 2019
Financial assets denominated in U.S. Dollars	$48,611	$45,912

As at June 30, 2019, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $4.9 million.

(d)Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, and short term investments. As at June 30, 2019, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has no trade receivables from customers as at June 30, 2019. There were no amounts in other receivables which were past due on June 30, 2019 (at March 31, 2019 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at June 30, 2019, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to comprehensive income of approximately $1.1 million.

18.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc. and BVI's holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

(a) Segmented information for assets and liabilities are as follows:

June 30, 2019
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$73,980	$1,462	$15,497	$-	$5,021	$49,948	$145,908
Plant and equipment	47,396	4,146	15,046	-	888	1,847	69,323
Mineral rights and properties	195,522	7,069	25,795	-	-	-	228,386
Investment in an associate	-	-	-	-	-	42,706	42,706
Other investments	-	-	-	-	-	10,720	10,720
Reclamation deposits	5,213	-	2,560	-	-	8	7,781
Long-term prepaids and deposits	360	102	105	-	-	-	567
Long-term portion of lease receivable	-	-	-	-	-	310	310
Total assets	$322,471	$12,779	$59,003	$-	$5,909	$105,539	$505,701

Current liabilities	$23,347	$1,356	$4,606	$-	$672	$5,147	$35,128
Long-term portion of lease obligation	-	-	-	-	-	2,048	2,048
Deferred income tax liabilities	30,345	991	-	-	-	-	31,336
Environmental rehabilitation	11,443	983	763	-	-	-	13,189
Total liabilities	$65,135	$3,330	$5,369	$-	$672	$7,195	$81,701

March 31, 2019
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$66,992	$1,540	$11,870	$529	$5,435	$48,495	$134,861
Plant and equipment	47,600	4,319	15,354	255	932	157	68,617
Mineral rights and properties	197,274	7,222	26,670	7,754	-	-	238,920
Investment in an associate	-	-	-	-	-	38,703	38,703
Other investments	-	-	-	-	-	9,253	9,253
Reclamation deposits	5,330	-	2,616	-	-	7	7,953
Long-term prepaids and deposits	369	104	170	126	-	-	769
Total assets	$317,565	$13,185	$56,680	$8,664	$6,367	$96,615	$499,076

Current liabilities	$27,000	$1,391	$4,036	$2,548	$1,102	$1,796	$37,873
Deferred income tax liabilities	33,337	997	-	-	-	-	34,334
Environmental rehabilitation	11,623	998	774	293	-	-	13,688
Total liabilities	$71,960	$3,386	$4,810	$2,841	$1,102	$1,796	$85,895

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b) Segmented information for operating results are as follows:

Three months ended June 30, 2019
		Mining				Administrative
	Henan							Total
Statement of income:	Luoning	Hunan(1)	Guangdong		Other	Beijing	Vancouver
Sales	$37,774	$-	$7,802		$-	$-	$-	$45,576
Cost of sales	(19,713)	-	(5,407)		-	-	-	(25,120)
Gross profit	18,061	-	2,395		-	-	-	20,456

Operating expenses	(571)	(117)	(752)		(60)	(445)	(2,452)	(4,397)
Finance items, net	337	(34)	18		-	27	406	754
Income tax recoveries (expenses)	3,736	(16)	(465)		-	-	(2,767)	488
Net income (loss)	$21,563	$(167)	$1,196		$(60)	$(418)	$(4,813)	$17,301

Attributable to:
Equity holders of the Company	16,831	(117)	1,184		(60)	(418)	(4,813)	12,607
Non-controlling interests	4,732	(50)	12		-	-	-	4,694
Net income (loss)	$21,563	$(167)	$1,196	-$	60	$(418)	$(4,813)	$17,301
(1) Hunan's BYP project was placed on care and maintenance in August 2014;

Three months ended June 30, 2018
		Mining				Administrative
	Henan							Total
Statement of income:	Luoning	Hunan	Guangdong		Other	Beijing	Vancouver
Sales	$36,967	$-	$8,158		$-	$-	$-	$45,125
Cost of sales	(15,336)	-	(4,938)		-	-	-	(20,274)
Gross profit	21,631	-	3,220		-	-	-	24,851

Operating (expenses) income	(1,976)	(205)	(693)		(112)	(381)	(1,471)	(4,838)
Finance items, net	166	(29)	20		(3)	54	454	662
Income tax expenses	(4,942)	(85)	-		-	(1)	(1,470)	(6,498)
Net income (loss)	$14,879	$(319)	$2,547		$(115)	$(328)	$(2,487)	$14,177

Attributable to:
Equity holders of the Company	11,622	(223)	2,426		(89)	(328)	(2,487)	10,921
Non-controlling interests	3,257	(96)	121		(26)	-	-	3,256
Net income (loss)	$14,879	$(319)	$2,547		$(115)	$(328)	$(2,487)	$14,177

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2019 and for three months ended June 30, 2019 and 2018
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Sales by metal

The sales generated for the three months ended June 30, 2019 and 2018 were all earned in China and were comprised of:

	Three months ended June 30, 2019
	Henan Luoning	Guangdong	Total
Silver (Ag)	$21,730	$1,828	$23,558
Gold (Au)	1,082	-	1,082
Lead (Pb)	12,693	2,485	15,178
Zinc (Zn)	1,664	3,488	5,152
Other	605	1	606
	$37,774	$7,802	$45,576

	Three months ended June 30, 2018
	Henan Luoning	Guangdong	Total
Silver (Ag)	$18,350	$1,473	$19,823
Gold (Au)	692	-	692
Lead (Pb)	15,275	1,776	17,051
Zinc (Zn)	2,516	4,896	7,412
Other	134	13	147
	$36,967	$8,158	$45,125

(d) Major customers

For the three months ended June 30, 2019, five major customers (three months ended June 30, 2018 –three major customers) accounted for 12% to 23%, (three months ended June 30, 2018 - 10% to 40%) and collectively 83% (three months ended June 30, 2018 - 70%) of the total sales of the Company.

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	June 30, 2019	March 31, 2019
Cash on hand and at bank	$48,797	$67,215
Bank term deposits and GICs	526	226
Total cash and cash equivalents	$49,323	$67,441

Changes in non-cash operating working capital:	Three Months Ended June 30,
	2019	2018
Trade and other receivables	$(265)	$171
Inventories	252	(2,367)
Prepaids and deposits	815	(1,040)
Accounts payable and accrued liabilities	(1,429)	4,524
Deposits received	847	(3,648)
Due from a related party	(65)	(7)
	$155	$(2,367)